Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the heading “Experts” in the Registration Statement on Form F-3 of Brookfield Renewable Energy Partners L.P.  (the “Partnership”) and to the incorporation by reference therein of our report dated March 17, 2014 with respect to the consolidated financial statements of the Partnership included in the Partnership’s Annual Report on Form 20-F as at December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP
Toronto, Canada
July 17, 2014